EXHIBIT (a)(1)(A)
R1 RCM INC.

OFFER TO EXCHANGE
CERTAIN OUTSTANDING STOCK OPTIONS
FOR NEW STOCK OPTIONS
MAY 12, 2017

THIS EXCHANGE OFFER AND THE ASSOCIATED WITHDRAWAL RIGHTS WILL COMMENCE ON MAY 12, 2017 AND WILL EXPIRE AT 11:59 P.M., CENTRAL TIME, ON JUNE 12, 2017 (THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED.
R1 RCM Inc., a Delaware corporation, (referred to in this Offer to Exchange as the “Company,” “R1,” “we” or “us”), is offering certain of our employees and directors a limited opportunity to elect to exchange certain stock options for new options (“New Options”) covering a fewer number of shares of our common stock. We refer to this offer as the “Offer” and the exchange as the “Stock Option Exchange Program” and it is described in and subject to the terms and conditions set forth in this document, which we refer to as the “Offer to Exchange.” The New Options will be granted under our Second Amended and Restated 2010 Stock Incentive Plan (the “Second A&R 2010 Plan”) with an exercise price equal to the fair market value of our common stock on the date the New Options are granted.
This Stock Option Exchange Program was approved by our stockholders at our 2016 Annual Meeting of Stockholders held on December 8, 2016 (the “2016 Annual Meeting”).
Options subject to this Offer (“Eligible Options”) are outstanding stock options held by a currently serving employee or director, whether vested or unvested, that:

•	were granted prior to November 12, 2016 under any Company stock option plan or equity incentive plan or arrangement;

•
have an exercise price that is greater than the closing price of our common stock on both the date that is the business day immediately prior to the commencement of the Offer period (i.e., May 11, 2017) and the date that is the closing of the Offer period, currently scheduled to be June 12, 2017; and

•
are outstanding (that is, are not previously exercised, expired, terminated or forfeited) and held by an employee or director eligible to participate in the Offer (an “Eligible Participant”) as of the commencement date of the Offer and as of the expiration of the Offer.

The Offer is not a one-for-one exchange. The number of New Options to be granted in exchange for each Eligible Option surrendered in this offer (the “exchange ratio”) depends on the grant date and exercise price of the Eligible Option surrendered. The Eligible Options and the exchange ratios applicable to those Eligible Options cover more than 80 grant dates over a nine year period. The exchange ratios will be calculated on an approximate “value-for-value” basis, meaning that the exchange ratios will be determined in a manner intended to result in the grant of New Options with an aggregate fair value that is approximately the same as the aggregate fair value of the Eligible Options they replace, calculated as of the time that we set the exchange ratios. The exchange ratios for each grant held by an Eligible Participant will be available to such Eligible Participant at the commencement of the Stock Option Exchange Program and set forth in each Eligible Participant’s personalized election form.
None of the New Options will be vested on the date of grant. New Options will be subject to a two-year vesting period (50% increments on each anniversary of the grant date for two years). In addition, the term of each New Option will be ten years from the grant date, subject to earlier expiration following termination of employment or service with the Company.
Each individual who holds Eligible Options may participate in the Offer if he or she is employed by the Company or one of its subsidiaries or is a member of our board of directors on the commencement date of the Offer and continues to be employed by the Company or one of its subsidiaries or serve on our board of directors through the expiration of the Offer (an “Eligible Participant”).
We are making this Offer on the terms and subject to the conditions stated in this Offer to Exchange. You are not required to exchange your Eligible Options. If you elect to participate in the Offer, you may elect to exchange any or all of your Eligible Options on a grant-by-grant basis. “Grant-by-grant” basis means that you can elect to exchange either all or none of the options of a particular grant.
Our common stock trades on the NASDAQ Capital Market (“NASDAQ”) under the symbol “RCM.” On May 11, 2017, the closing price of our common stock was $3.83 per share. You should evaluate the risks related to our business, our common stock and this Offer, and review current market quotes for our common stock, among other factors, before deciding to participate in this Offer.
See “Risks of Participating in the Offer” beginning on page 7 for a discussion of risks that you should consider before participating in this Offer.
IMPORTANT
If you want to exchange any of your Eligible Options, you must submit your election before this Offer expires. You must submit your election through the Adobe Sign application (“Adobe Sign”), which is available to everyone free of charge. You will receive an email at your Company email address (or, if you are a director, at the email address that we have on file for you) that announces the beginning of the Offer. You will also receive an email from Total Rewards that will contain a link to your personalized election form on Adobe Sign. In order to accept the Offer, you must provide your electronic signature through Adobe Sign prior to the expiration of the Offer, currently scheduled to be 11:59 p.m., Central Time on June 12, 2017.
Responses submitted by any other means, including hand delivery, face-to-face or telephone conversation, email, text message or facsimile, are not permitted.
The proper submission or delivery of all materials, including elections, changes of elections and withdrawals, is your responsibility. Only responses that are complete and actually received by the deadline will be eligible to be accepted. If your election is not received by the Offer expiration time, you will be deemed to have rejected this Offer. We are under no obligation to contact you to confirm your election not to participate.
Upon providing your signature through Adobe Sign, a confirmation email will be generated. You should print and save a copy of the confirmation for your records. If you do not receive a confirmation before the expiration date of the Offer, it is your responsibility to confirm that we have received your election and/or any change or withdrawal before the expiration date deadline, currently scheduled to be 11:59 p.m., Central Time on June 12, 2017. You can confirm all submissions submitted through Adobe Sign, or otherwise ask questions about the submission process, by contacting Janella Kaczanko by email at JKaczanko@r1rcm.com or by telephone at (312) 255-7658.

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Participating in the Stock Option Exchange Program involves risks. See Section II. Risks of Participating in this Offer (beginning on page 7).
Our common stock trades on NASDAQ under the symbol “RCM.” On May 11, 2017, the closing price of our common stock was $3.83 per share. You should obtain current market prices for our common stock before you decide whether to exchange your Eligible Options.
You should rely only on the information contained in this Offer to Exchange or other documents referred to in this Offer to Exchange. We have not authorized anyone to give you any information or to make any representation in connection with this Offer other than the information and representations contained in this document and all related documents filed as part of the Tender Offer Statement with the Securities and Exchange Commission (the “SEC”) on May 12, 2017. You should not assume that the information provided in this Offer to Exchange is accurate as of any date other than the date as of which it is shown, or if no date is indicated otherwise, the date of this Offer. This Offer to Exchange summarizes various documents and other information. These summaries are qualified in their entirety by reference to the documents and information to which they relate.
Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed judgment upon the accuracy or adequacy of this Offer. Any representation to the contrary is a criminal offense.
Although our board of directors has approved this Offer, neither the Company nor our board of directors makes any recommendation to you as to whether you should exchange your Eligible Options.
Nothing in this document shall be construed to give any person the right to remain in our employ or to affect our right to terminate the employment of any person at any time with or without cause to the extent permitted under law (subject to the terms of any employment agreement or applicable severance plan). Nothing in this document should be considered a contract or guarantee of wages or compensation.
You should direct questions about this Offer and requests for additional copies of this Offer to Exchange and other offer documents to Janella Kaczanko by email at JKaczanko@r1rcm.com or by telephone at (312) 255-7658.

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I. SUMMARY TERM SHEET — QUESTIONS AND ANSWERS
Questions and Answers about the Stock Option Exchange Program
R1 is offering certain employees and directors a limited opportunity to elect to exchange certain stock options for New Options covering a lesser number of Company common stock. We refer to this offer as the “Offer” and it is described in and subject to the terms and conditions set forth in this document, which we refer to as the “Offer to Exchange.” The following questions and answers seek to address some of the questions that you may have about the Stock Option Exchange Program and the Offer.
We urge you to read carefully this entire Offer to Exchange for additional details not addressed in this summary. Some of the responses in this summary include cross-references to sections of this Offer to Exchange where you can find a more complete description of the topics discussed in this summary. References to the “Company,” “R1,” “we” or “us” mean R1 RCM Inc.

Q1.	Why is the Company offering the Stock Option Exchange Program?
Our board of directors believes that the Stock Option Exchange Program is in the best interest of stockholders and the Company, as the New Options will provide added incentive to motivate and retain talented employees and directors. In addition, it will provide the opportunity to reduce our “issued overhang” of outstanding stock options and allow the Company to make better use of the compensation costs that we have already incurred from our outstanding stock option awards. The Stock Option Exchange Program is intended to increase the motivational and retention value of the stock program, and enable employees to contribute to and to participate in the Company’s future success, with no additional option expense to our stockholders. (For more information, see Section III.3.)

Q2.	What are the terms of the Stock Option Exchange Program?
The Stock Option Exchange Program allows Eligible Participants to voluntarily exchange some or all of their underwater Eligible Options for a lesser number of New Options at a lower grant price. The exchange is not one-for-one. Instead, the number of New Options granted in exchange for Eligible Options is determined according to exchange ratios. New Options will be subject to a two-year vesting period (50% increments on each anniversary of the grant date for two years). In addition, the term of each New Option will be ten years from the grant date, subject to earlier expiration following termination of employment or service with the Company. (For more information, see Section III.2.)

Q3.	How long will I have to make a decision?
The Offer period is scheduled to open on May 12, 2017 and is scheduled to close at 11:59 p.m., Central Time on June 12, 2017. You may change your decisions up to the closing time and date. All final decisions need to be received (which means you submitted and confirmed your decision through Adobe Sign) by 11:59 p.m., Central Time on June 12, 2017, unless the expiration of the Offer is extended. Any decisions not received by that time will not be accepted. The closing date is subject to change. If this date is extended, you will be notified through your Company email (or, if you are a director, at the email address that we have on file for you). No elections or changes may be made after the Offer period closes. In addition, we may terminate the Stock Option Exchange Program and you will be notified if this happens. (For more information, see Section III. 1.)

Q4.	How do I know whether I’m eligible to participate in the Stock Option Exchange Program?
In general, you are considered an Eligible Participant and can participate in the Stock Option Exchange Program if you hold Eligible Options and are employed by the Company or one of its subsidiaries or are a member of our board of directors on the commencement date of the Offer and continue to be employed by the Company or one of its subsidiaries or serve on our board of directors through the expiration of the Offer (even if you are on a leave of absence). (For more information, see Section III. 1 and Section III. 11.)

Q5.	Which of my stock options are eligible to be exchanged?
Eligible Options are stock options that were granted prior to November 12, 2016 under any Company stock option plan or equity incentive plan or arrangement; have an exercise price that is greater than the closing price of our common stock on both the date that is the business day immediately prior to the commencement of the Offer period (i.e., May 11, 2017) and the date that is the closing of the Offer period, currently scheduled to be June 12, 2017; and are outstanding (that is, are not previously exercised, expired, terminated or forfeited) and held by an Eligible Participant as of the start date of the Stock Option Exchange Program and at the time the Offer expires.

Because our stock price will fluctuate during the Offer period, options that are eligible when the Offer period opens may not be eligible when the Offer period closes. (For more information, see Section III. 1.)

Q6.	Do I have flexibility in choosing which of my options to exchange?
Yes, you may elect to exchange your Eligible Options on a grant-by-grant basis. This means you may choose to exchange none, some, or all of your eligible grants. However, you cannot do a partial exchange for Eligible Options from the same grant. (For more information, see Section III.4.)

Q7.	How do I participate in the Stock Option Exchange Program?
You must submit your decision through Adobe Sign, which is available to everyone free of charge. Your decision must be received by the time the Offer period closes, currently scheduled to be 11:59 p.m., Central Time on June 12, 2017. When you submit your election through Adobe Sign, your exchange decision is confirmed when the confirmation page appears on your screen or you receive a confirmation at your Company email (or, if you are a director, at the email address that we have on file for you). (For more information, see Section III.4 and Section III.9.)

Q8.	Once I register a decision to exchange does the Company need to validate my election before I get my New Options?
Yes, the Company needs to go through a validation process to ensure that all grants are eligible and accepted before you can receive your New Options after the Offer period closes. Although you may register a decision to exchange a particular grant, it does not mean that the grant will be automatically accepted for exchange. For example, if any options desired to be exchange have an exercise price that is less than the closing price of our common stock on either the date that is the business day immediately prior to the commencement of the Offer period (i.e., May 11, 2017) or the date that is the closing of the Offer period, currently scheduled to be June 12, 2017, they would not be accepted for exchange and therefore no New Options would be granted in exchange for those options. (For more information, see Section III.4.)

Q9.	What will be the grant price and date of the New Options and when will I receive them?
Your New Options will have an exercise price equal to the fair market value of our common stock on the date the New Options are granted. The New Options will be granted on the day the Offer period closes (currently scheduled for June 12, 2017). Your New Options will then be posted to your Solium Capital Shareworks account. You will receive an email notice asking you to accept your New Options. If you encounter problems while gaining access to your Solium Capital Shareworks account, please contact Solium Capital at 1-877-380-7793 for assistance. (For more information, see Section III.2.)

Q10.	What resources do I have to help me make my decision?
The main resources to help you make your decision are this Offer to Exchange document, which outlines all of the terms and conditions of the Stock Option Exchange Program, the document tiled “R1 RCM Inc.

Stock Option Exchange Program Frequently Asked Questions (FAQ),” the “R1 RCM Inc. Offer to Exchange Certain Outstanding Stock Options for New Stock Options Election Form / Notice of Withdrawal / Change of Election Form” and other accompanying instructions and terms and conditions of participating in the Offer to Exchange. These documents will be emailed to your Company email (or if you are a director, to the email address that we have on file for you). It is important that you read all of the available information and understand how the Stock Option Exchange Program works before you make your decision. (For more information, see Section III.4.)

Q11.	How many New Options will I get in exchange for my Eligible Options?
The exchange ratio applicable to each of your Eligible Options and the number of New Options that may be granted in exchange for each of your Eligible Options will be set forth in a document for which you will receive a link at your Company email (or if you are a director, at the email address we have on file for you). The exchange ratios will be calculated on an approximate “value-for-value” basis, meaning that the exchange ratios will be determined in a manner intended to result in the grant of New Options with an aggregate fair value that is approximately the same as the aggregate fair value of the Eligible Options they replace, calculated as of the time that we set the exchange ratios. The value of both Eligible Options and New Options is calculated at the time we set the exchange ratios using the Black-Scholes option pricing model, a widely accepted option valuation model. Of course, underwater stock options will be less valuable than New Options, so you will have to exchange more than one Eligible Option to receive one New Option.
Because options with different exercise prices and expiration dates have different Black-Scholes values, different grants will have different exchange ratios. The exchange ratios will show you how many Eligible Options you need to exchange to get one New Option. The Company will email to you, as part of your election form, the exchange ratios for each of your grants. If there is significant movement in the Company’s share price or other Black-Scholes input variables after the preliminary ratios are established, we may need to reset the ratios toward the end of the Stock Option Exchange Program to avoid generating significant incremental accounting expense in connection with the grant of New Options.
If your total exchanged options would result in fewer than one New Option, the Company will round up your New Options so that you get a minimum of one New Option. (For more information, see Section III.2.)

Q12.	Why doesn’t the Stock Option Exchange Program offer a one-for-one exchange?
The Stock Option Exchange Program has been designed to balance the interests of the Company’s stockholders with those of employees. Because the exchange is approximately “value-for-value,” it should not result in New Options having a greater value than Eligible Options exchanged and therefore should not create material additional compensation expense to the Company. Since underwater options will always be worth less than new currently priced options with roughly the same terms and conditions, the exchange cannot be one-for-one. (For more information, see Section III.2.)

Q13.	Will I owe taxes if I exchange my Eligible Options?
The answer depends on the country where you live. In the U.S., for federal income tax purposes, the exchange of Eligible Options for New Options should not be treated as a taxable event and no income should be recognized. However, it is your responsibility to understand your personal potential tax consequences.
You should seek appropriate professional advice to determine how the tax or other laws of your country of employment, residence or citizenship apply to your particular situation.

Q14.	If I don’t want to exchange any of my Eligible Options, do I have to notify the Company through Adobe Sign?
If you are not going to exchange any of your Eligible Options, you do not have to do anything. Notifying the Company through Adobe Sign is for you to use if you want to exchange your Eligible Options. The decision to keep your existing options or exchange them for new ones could have significant financial impact on you in the future. We therefore encourage all Eligible Participants to carefully review the Offer to Exchange and other offer documents in order to make the most informed and thoughtful decisions you can. (For more information, see Section III.4.)

Q15.	What happens to options I choose not to exchange, or if I don’t use Adobe Sign to submit a decision?
Nothing will happen to the options you elect not to exchange. Your Eligible Options will remain outstanding until they are exercised or they expire by their original terms. They retain their current exercise price and vesting schedule, and all of the other terms and conditions of the original grant. (For more information, see Section III.4.)

Q16.	Can I change my mind and withdraw from the Offer or decide to exchange additional options?
Yes, you may change your mind after you have submitted your election and withdraw (or add) some or all of your elected options from the Offer at any time before the Offer expires on the expiration date (which is currently scheduled to be 11:59 p.m., Central Time on June 12, 2017). If we extend the Offer period, you may withdraw your election at any time until the extended Offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election received before the Offer expires. (For more information, see Section III.5.)

Q17.	What if I withdraw my election and then decide again that I want to participate in the Stock Option Exchange Program?
If you have withdrawn your election to participate and then decide again that you would like to participate in this Offer, you may re-elect to participate by submitting another election form through Adobe Sign after the date of your withdrawal but before the time the Offer expires. You may change your mind about participating as many times as you wish, but you will be bound by the last properly submitted election received before the Offer expires. (For more information, see Section III.5.)

Q18.	Can I change my mind about which Eligible Options I want to exchange?
Yes, you may change your mind after you have submitted your elections by submitting another election form through Adobe Sign at any time before the Offer expires. If we extend the expiration date, you may change your election at any time until the extended Offer expires. You may change your mind as many times as you wish, but you will be bound by the last properly submitted election that is received before the Offer expires. (For more information, see Section III.5.)

Q19.	If I am on a leave of absence during the Offer period, can I still exchange my Eligible Options?
Yes, but your exchange decision still must be submitted and received before the Offer period closes, which is scheduled to be at 11:59 p.m., Central Time on June 12, 2017 . The deadline for the Company to receive your decision will be the same date and no individual exceptions can be made for missing the deadline.

Q20.	Are there any differences in the terms of the Eligible Options and the New Options I receive in exchange?
It is possible, depending on the year your Eligible Options were granted. Each New Option will be granted under the Second A&R 2010 Plan. New Options will be subject to a two-year vesting period (50%

increments on each anniversary of the grant date for two years). In addition, the term of each New Option will be ten years from the grant date, subject to earlier expiration following termination of employment or service with the Company. The Company’s form of Nonstatutory Stock Option Agreement under the Second A&R 2010 Plan was filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 2, 2016, which can be accessed electronically at the SEC’s website at www.sec.gov or the investor page of our website at http://ir.r1rcm.com/. You may request a copy of these materials without charge by contacting Janelle Kaczanko by email at Jkaczanko@r1rcm.com or by telephone at (312) 255-7658. (For more information, see Section III.2.)

Q21.	What happens to my New Options if I terminate employment or service with the Company?
In order to receive your New Options, you must be an Eligible Participant on the grant date of the New Options. If you obtain New Options and subsequently leave the Company, the terms for termination of service apply.
All vested stock options can be exercised within a certain period of time before they are canceled, and unvested stock options are forfeited and canceled as of the day you leave the Company. If you leave the Company prior to one year from the grant date, none of the New Options will have vested and therefore they cannot be exercised. (For more information, see Section III.2.)

Q22.	Can I exchange Eligible Options that have been transferred to another person or a trust?
Yes, if you have options that have been properly transferred to another person or a trust, the Company will consider those options as held by you and as Eligible Options for the exchange, as long as you have authority to exchange them. If you exchange them, the New Options associated with the properly transferred options will be included with the New Options granted to you. You will need to decide whether to transfer a portion of your New Options and go through the transfer process again. (For more information, see Section III. 1.)

Q23.	Why should I consider participating in this Stock Option Exchange Program?
The Stock Option Exchange Program provides a way to convert underwater options that are close to expiration, or possibly won’t yield value before they expire, into New Options. The New Options are not a guarantee of financial gain, but the Stock Option Exchange Program allows you to start over by renewing your opportunity to benefit from stock ownership over the long term. The Company cannot provide advice on whether you should exchange your Eligible Options, or provide financial risk planning or tax planning advice, and we encourage you to talk to your personal legal counsel, accountant and/or financial advisor about whether you should exchange your options. As with any stock option, market conditions and stock price fluctuations will affect your future potential financial gain. (For more information, see Section II and Section III.3.) We are not making any recommendation as to whether you should accept this Offer.

Q24.	What are the risks of exchanging or not exchanging my eligible stock options?
Participating in the Stock Option Exchange Program includes the risk that the price of the Company stock may increase in the future to such an extent that the Eligible Options you exchanged might have been worth more than the New Options you received. Conversely, there is risk associated with keeping your Eligible Options, because the share price might increase at a rate that makes the New Options more valuable. Either way, the Company can make no guarantees or predictions about the future price of Company common stock.
In evaluating the Stock Option Exchange Program, be aware that the future performance of the Company’s common stock and the value of your options will depend upon a variety of factors. Due to these factors, there is a possibility that your Eligible Options may remain underwater or that your New Options may go underwater. In both cases, the options would then have no value. (See Section II - Risks of Participating in this Offer for risks of participating in the Stock Option Exchange Program.)

Q25.	Are there any conditions to this Offer?
The completion of the Offer is not conditioned upon a minimum number of Eligible Options being exchanged; however, the completion of this Offer is subject to a number of customary conditions that are described in Section III.9 of this Offer to Exchange. If any of the aforementioned conditions are not satisfied, we will not be obligated to accept and exchange Eligible Options, though we may do so at our discretion. (For more information, see Section III.9.)

Q26.	Where can I go if I have additional questions?
If you have a question about how the Stock Option Exchange Program works, need help navigating through Adobe Sign or have other questions about the submission process, contact Janella Kaczanko by email at JKaczanko@r1rcm.com or by telephone at (312) 255-7658. (For more information, see Section III.4.)

Q27.	How will I be notified of any changes to or new information regarding the Stock Option Exchange Program?
We will notify you of any changes to or new information regarding the Stock Option Exchange Program, including any extension of the expiration date, at your Company email (or if you are a director, at the email address we have on file for you). Any changes or new information will be filed with the SEC under a Schedule TO-I/A. You may obtain a copy of the Schedule TO-I/A at the investor page of the Company’s website at http://ir.r1rcm.com/ or www.sec.gov. The Company’s investor relations website has a function that will send an alert to you when the Company files forms with the SEC. You can also obtain a copy of the Schedule TO-I/A without charge by contacting our Investor Relations department at 401 North Michigan Ave, Suite 2700, Chicago, IL 60611, Attention: Atif Rahim.

II. RISKS OF PARTICIPATING IN THE OFFER
Participating in the Offer involves a number of risks and uncertainties. Conversely, there are risks associated with keeping your Eligible Options and deciding not to tender them in the Offer. We describe some of those risks below. Information concerning risk factors also is included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, which is incorporated by reference into this Offer to Exchange. In addition, matters discussed in forward-looking statements contained in this Offer are subject to risks, uncertainties and other factors, such as those set forth below and in our Annual and Quarterly Reports, that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. We caution you not to place undue reliance on the forward-looking statements contained in this Offer to Exchange or in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Copies of these filings may be obtained as described in Section III. 18. You should carefully consider these risks and you are encouraged to consult your investment, tax and legal advisors before deciding to participate in the Offer. In addition, we strongly urge you to read the sections in this Offer to Exchange discussing the tax consequences, as well as the rest of this Offer to Exchange, for a more in- depth discussion of the risks that may apply to you before deciding to participate in the Offer.
The following discussion should be read in conjunction with the financial information in Section III.19. as well as our financial statements and notes to the financial statements included on our most recent Forms 10-K and 10-Q.
Risks That Are Specific to This Offer
If you exchange Eligible Options for New Options in the Offer and your employment or service with the Company terminates before the New Options fully vest, you will forfeit any unvested portion of your New Options.
If you elect to participate in the Offer, none of the New Options you receive will be vested on the date of grant. Each New Option will be subject to a two-year vesting schedule. Generally, if you cease to be employed by us or cease to be a director, any New Options held by you will not continue to vest and any unvested portion of the New Options will be cancelled as of your date of termination. Accordingly, if you exchange Eligible Options for New Options in the Offer and your employment or service with us terminates for any reason before the New Options fully vest, you will forfeit any unvested portion of your New Options even if the Eligible Options surrendered in the Offer were vested at the time of the exchange.
Nothing in the Offer should be construed to confer upon you the right to remain an employee or director of the Company or one of its subsidiaries. The terms of your employment or service with us are not affected or changed by the Offer. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain employed or continue to serve as a director until the New Option grant date or thereafter.
If the Company is acquired by or merges with another company, the value of the New Options that you receive in the Offer may ultimately be less than the value of the Eligible Options that you surrendered in the Offer.
A transaction involving the Company, such as a merger or other acquisition, could have a substantial effect on our share price, including significantly increasing the price of our common shares. Depending on the structure and terms of this type of transaction, holders of Eligible Options who elect to participate in the Offer might receive less of a benefit from the appreciation in the price of our common shares resulting from the merger or acquisition. This could result in a greater financial benefit for those holders of Eligible Options who did not participate in this Offer and retained their Eligible Options.
A transaction involving us, such as a merger or other acquisition, could result in a reduction in our workforce. Generally, if you cease to be employed by us or cease to serve as a director for any reason, any New Options held by you will not continue to vest and any unvested portion of the New Options will be cancelled as of your date of termination. If you exchange Eligible Options for New Options in the Offer and your employment or service with us terminates before the New Options fully vest, you will forfeit any unvested portion of your New Options even if the Eligible Options surrendered in the Offer were vested at the time of the exchange. There is no certainty as to how options, and in particular unvested options, will be treated in an acquisition. It is possible that the treatment of New Options in any such transaction may be less favorable than the treatment of Eligible Options.
The exchange ratio used in the Offer may not accurately reflect the value of your Eligible Options at the time of their exchange.
The calculation of the exchange ratio for the Eligible Options in the Offer is based on the Black-Scholes option pricing model and relies on numerous assumptions. If a different method or different assumptions are used, or if the exchange ratios are calculated as of a different date, the exchange ratio for an Eligible Option may vary from the applicable exchange ratio reflected in this Offer. The valuation method that we use for establishing the exchange ratios is designed to estimate a fair value of options as of the date the exchange ratios were calculated and is not a prediction of the future value that might be realized through Eligible Options or New Options.
You should be aware that option valuation is inherently difficult to estimate and imprecise. Although the Black-Scholes model is a standard and accepted model for determining the value of options, the utilization of different assumptions in the Black-Scholes option pricing model can produce significantly different results for the ultimate value of an option.
Moreover, even experts can disagree on the correct assumptions to use for any particular option valuation exercise. The assumptions we used for purposes of this offer may not be the same as those used by others and, therefore, our valuation of the options and/or the exchange ratio may not be consistent with those obtained using other valuation techniques or input assumptions and may not reflect the actual value of these options.
We will not grant New Options to you if we are prohibited by applicable laws or regulations.
Even if we accept your Eligible Options, we will not grant New Options to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. Such a prohibition could result from, among other things, changes in U.S. laws, SEC rules, regulations or policies or exchange listing requirements or if you move to a jurisdiction in which we are prohibited or prevented from granting New Options.
If you are subject to non-US. tax laws, even if you are a resident of the United States, there may be tax, social insurance or other consequences of participating in the Offer.
If you are subject to the tax laws of another country, even if you are a resident of the United States, you should be aware that there may be tax, social insurance or other consequences that may apply to you. You are encouraged to consult your own tax advisors to discuss these consequences.
Risks Relating to Our Business Generally
You should carefully review the risk factors contained in our periodic and other reports filed with the SEC, including those in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as well as the information provided in this Offer to Exchange document and the other materials that we have filed with the SEC, before making a decision on whether to surrender your Eligible Options for exchange. You may access these filings electronically at the SEC’s website at www.sec.gov or on the investor page of our website at http://ir.r1rcm.com/. In addition, upon request we will provide you with a copy of any or all of the documents to which we have referred without charge. See Section III. 18 for more information regarding reports we filed with the SEC and how to obtain copies of or otherwise review these reports.

III. THE OFFER
The following information provides important additional details regarding the Offer.

1.	General; Eligibility; Offer Expiration Time
The Company is offering certain employees and directors a limited opportunity to voluntarily exchange certain stock options for New Options covering a lesser number of Company common stock. The Offer is described in and subject to the terms and conditions set forth in this Offer to Exchange. The Stock Option Exchange Program was approved by our stockholders at the 2016 Annual Meeting.
Eligible Participants. Subject to the exceptions set forth herein, the Offer is open to anyone who holds Eligible Options and is either employed by the Company or one of its subsidiaries or is a member of our board of directors on the commencement date of the Offer and continue to be employed by the Company or one of its subsidiaries or serve on our board of directors through the expiration of the Offer.
Employees on a leave of absence during the Offer period may participate in the Offer. All Eligible Participants, including those on leave during the Offer period, are subject to the same deadline to tender Eligible Options pursuant to this Offer.
Eligible Options. We are offering to exchange only Company stock options that are Eligible Options. Eligible Options are stock options exercisable for Company common stock that:

•	were granted prior to November 12, 2016 under any Company stock option plan or equity incentive plan or arrangement;

•
have an exercise price that is greater than the closing price of our common stock on both the date that is the business day immediately prior to the commencement of the Offer period (i.e., May 11, 2017) and the date that is the closing of the Offer period, currently scheduled to be June 12, 2017; and

•
are outstanding (that is, are not previously exercised, expired, terminated or forfeited) and held by an employee or director eligible to participate in the Offer as of the commencement date of the Offer and as of the expiration of the Offer.

Eligible Options include vested and unvested nonqualified stock options. All Eligible Options that are not exchanged will remain outstanding and in effect in accordance with their existing terms.
The equity incentive plans under which Eligible Options have been granted include our Amended and Restated Stock Option Plan and the Second A&R 2010 Plan (collectively, the “Plans”):
We will determine which stock option grants are Eligible Options under the Stock Option Exchange Program for purposes of the Offer.
If a stock option that you hold (either vested or unvested) expires, terminates or is forfeited before the date the Offer expires, whether because of termination of your employment or service or otherwise, that stock option will not be an Eligible Option. If a vested stock option is exercised before the date the Offer expires, that stock option likewise will not be an Eligible Option. Only stock options that have not expired, terminated, been forfeited or been exercised, that remain outstanding on the date the Offer expires and that are held by an Eligible Participant will be Eligible Options. If you have properly transferred stock options that otherwise satisfy the definition of Eligible Options to a trust that you control or you control certain stock options that are subject to a domestic relations order, we will consider those options as held by you and as Eligible Options for the exchange, as long as you have full authority to exchange them. If you exchange them, the New Options associated with the properly transferred options will be included with the New Options granted to you. You will need to decide whether to transfer a portion of your New Options and go through the transfer process again.
To help you in reviewing your outstanding Eligible Options, we will provide you with a list of your grants of Eligible Options, including the option expiration dates, the exercise price of your options and the number of Eligible Options. This information will be emailed to you as part of your personalized election form.
If your employment or service with the Company terminates before the Offer Expires, the existing terms of your option agreements and the Plans will govern the impact of termination on your options.
Offer Expiration Time. The Offer will begin at approximately 3:30 p.m., Central Time, on May 12, 2017 and is scheduled to expire at 11:59 p.m., Central Time on June 12, 2017 (or, if we extend the Offer period, a later date that we will specify). We currently have no plans to extend the Offer beyond June 12, 2017. However, if we do extend the Offer, we intend to announce the extension by notifying you at your Company email address (or, if you are a director, at the email address that we have on file for you) no later than 9:00 a.m., Central Time, on the next business day following the previously scheduled expiration date. Posting of the announcement will occur through email. Lastly, if an extension is announced, the announcement will be filed with the SEC under a Schedule TO-I/A. You may obtain a copy of the Schedule TO-I/A at the investor page of the Company’s website at http://ir.r1rcm.com/ or www.sec.gov. The Company’s investor relations website has a function that will send an alert to you when the Company files forms with the SEC. You can also obtain a copy of the Schedule TO-I/A without charge by contacting our Investor Relations department at 401 North Michigan Ave, Suite 2700, Chicago, IL 60611, Attention: Atif Rahim. See Section III.7 for a description of our rights to extend, delay, terminate and amend the Offer.
Change in Eligible Options. In the event stock options that are Eligible Options at the beginning of the Offer become stock options that are not Eligible Options, we intend to announce which grants of Eligible Options are no longer Eligible Options. The announcement will be posted as described above through email. The announcement will be filed with SEC under a Schedule TO-I/A; therefore, you may obtain a copy of the filing as described above.
A “business day” means any day other than a Saturday, a Sunday or U.S. federal holiday and consists of the time period from 12:00 a.m. through 11:59 p.m. Central Time.
No Impact on Future Awards. Your decision to participate or not to participate in the Offer will not have any effect on whether or not you are eligible to receive future option grants or other equity awards. Eligibility for future option grants and equity awards will remain subject to the discretion of the Company and will not depend on whether you participate in the Offer.

2.	Terms of New Options
The New Options issued in exchange for Eligible Options will be issued under the Second A&R 2010 Plan. These terms of New Options may be different than the terms of the Eligible Options that you tender for exchange. The Company’s form of Nonstatutory Stock Option Agreement under the Second A&R 2010 Plan was filed as Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016, filed with the SEC on November 2, 2016, which can be accessed electronically at the SEC’s website at www.sec.gov or on the investor page of our website at http://ir.r1rcm.com/. You may request a copy of these materials without charge by contacting Janelle Kaczanko by email at Jkaczanko@r1rcm.com or by telephone at (312) 255-7658.
The Stock Option Exchange Program is not a one-for-one exchange. Eligible Participants surrendering outstanding Eligible Options will receive fewer New Options. The New Options will be unvested at grant and, once vested, will be exercisable for a lesser number of common shares, but which have approximately the same fair value as the Eligible Options surrendered. The number of surrendered Eligible Options necessary to receive one New Option is referred to as the “exchange ratio.”
The number of New Options granted in exchange for the Eligible Options tendered for exchange pursuant to this Offer will be determined by a two-step process. Step 1, for each grant of submitted and accepted Eligible

Options, the number of Eligible Options are converted into a number of New Options, truncated to the nearest thousandth decimal place. Step 2, the numbers of New Options from the first step are aggregated and rounded down to the nearest whole number. One New Option is an option to purchase one share of Company common stock. However, in the event the aggregate number of New Options is fewer than one New Option, the minimum number of New Options will be one.
Solely as an example:

•
An Eligible Participant tendered for exchange 1,000 Eligible Options granted on October 2, 2012, with an exchange ratio of 6.145 Eligible Options to one New Option, and tendered 500 Eligible Options granted on January 5, 2015, with an exchange ratio of 1.997 Eligible Options to one New Option. Step 1 is to convert the October 2, 2012 grant into 162.742 New Options (1,000 divided by 6.145, truncated to three decimal places) and the January 5, 2015 grant into 250.393 New Options (500 divided by 1.997, truncated to three decimal places). Step 2 is to aggregate the number of New Options from Step 1 and round down to the nearest whole number 413 (162.742 + 250.393 = 413.135, rounded down to 413).

•
If an Eligible Participant exchanged only 5 Eligible Options granted on October 2, 2012 and the exchange ratio was one New Option for every 6.145 surrendered Eligible Options, the Eligible Participant would receive 1 New Option in exchange for the surrendered Eligible Options (because 5 divided by 6.145 is less than 1, the grant would be 1 New Option).

The exchange ratios of shares associated with Eligible Options into New Options has been established shortly before the commencement of the Offer. An exchange ratio was established for each individual outstanding option award by the Company based on the fair value of the eligible awards (calculated using the Black-Scholes option pricing model). The calculation of fair value using the Black-Scholes option pricing model takes into account many variables, such as the volatility of our stock and the expected term of a stock option. Setting the exchange ratios in this manner is intended to result in the issuance of new stock options that have a fair value approximately equal to the fair value of the Eligible Options that they replace. This is designed to eliminate additional compensation expense from such New Options, other than compensation expense that might result from changes in our stock price or other variables after the exchange ratios have been established but before the time that New Options are granted in the Stock Option Exchange.
The Company has emailed you, as part of your election form, a listing of each Eligible Option that you currently hold and the exchange ratio that applies to such Eligible Option.
Terms of New Options. Each New Option will be granted under our Second A&R 2010 Plan. None of the New Options will qualify as an incentive stock option for U.S. income tax purposes. The New Options will have the following terms:

•
Each New Option will have an exercise price equal to the fair market value of the Company’s common stock on the date the New Options are granted, which will occur on the day the Offer period closes (currently scheduled for June 12, 2017);

•	Each New Option will vest in 50% increments over a two-year period from the grant date;

•	The term of each New Option will be ten years from the date the New Options are granted; and

•	The number of New Options will be less than number of Eligible Options tendered for exchange.
Further information regarding the terms applicable to New Options is set forth below.
Exercise Price. The Offer will extend for at least twenty (20) business days from the date it commences. The New Options will be granted on the day the Offer period closes (currently scheduled for June 12, 2017). All

New Options will have an exercise price equal to the fair market value of the Company’s common stock on the date the New Options are granted. The terms of the Stock Option Exchange Program, including the date that the Offer concludes, are subject to governmental requirements which could result in concluding the Offer at a later date. Additionally, our board of directors may otherwise decide to amend, postpone or not proceed with the commencement of the Offer, or under certain circumstances, cancel the Offer once it has commenced. See Section III.9. “Conditions to Completion of the Offer.” On May 11, 2017, the closing price of our common stock was $3.83 per share.
Vesting. Our stock options cannot be exercised until they vest, with vesting based upon the employee’s or director’s continued employment or service with us or one of our subsidiaries. None of the New Options will be vested on the date of grant. New Options will be subject to a two-year vesting period (50% increments on each anniversary of the grant date for two years).
You should also keep in mind that if you exchange Eligible Options for New Options and you cease to be employed by the Company or one of our subsidiaries or cease to be a director before the shares subject to the New Options vest, you generally will forfeit any unvested portion of your New Options, even if the Eligible Options that you surrendered to receive the New Options were vested at the time the Eligible Options were surrendered.
Term. The term of each New Option will be ten years from the grant date, subject to earlier expiration following termination of employment or service with the Company. Generally, if an Eligible Participant ceases to be employed by us or ceases to be a director for any reason, any New Option held by such employee or director will not continue to vest and any unvested portion of the New Option will be cancelled as of the Eligible Participant’s date of termination. Any vested, unexercised portion of the New Option will generally be exercisable for sixty (60) days after termination for any reason other than for cause. Nothing in the Offer should be construed to confer upon you the right to remain an employee or director of the Company or one of our subsidiaries. The terms of your employment or service with us are not affected or changed by the Offer. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain an employee or director of the Company or one of our subsidiaries until the grant date for the New Options or thereafter.
Other Terms and Conditions. The other terms and conditions of the New Options will be set forth in an option grant agreement. The option grant agreement must be accepted after the New Option grant date and is otherwise governed by the terms and conditions of the Second A&R 2010 Plan. These additional terms and conditions will be generally comparable to the other terms and conditions of the Eligible Options. New Options will be characterized for U.S. federal income tax purposes as nonqualified stock options. The common shares for which the New Options may be exercised are currently registered on a registration statement filed with the SEC.
NOTHING IN THIS EXCHANGE OFFER SHOULD BE CONSTRUED TO CONFER UPON YOU THE RIGHT TO REMAIN AN EMPLOYEE OR DIRECTOR OF THE COMPANY OR ONE OF OUR SUBSIDIARIES. THE TERMS OF YOUR EMPLOYMENT OR SERVICE WITH US ARE NOT AFFECTED OR CHANGED BY THE OFFER WE CANNOT GUARANTEE OR PROVIDE YOU WITH ANY ASSURANCE THAT YOU WILL NOT BE SUBJECT TO INVOLUNTARY TERMINATION OR THAT YOU WILL OTHERWISE REMAIN AN EMPLOYEE OR DIRECTOR OF THE COMPANY OR ONE OF OUR SUBSIDIARIES UNTIL THE GRANT DATE FOR THE NEW OPTIONS OR THEREAFTER.
IF YOU EXCHANGE ELIGIBLE OPTIONS FOR NEW OPTIONS AND YOU CEASE TO BE EMPLOYED BY US OR CEASE TO BE A DIRECTOR BEFORE THE NEW OPTIONS VEST, YOU WILL FORFEIT ANY UNVESTED PORTION OF YOUR NEW OPTIONS.

3.	Purpose of the Offer
The price of our common stock has been significantly impacted by our overall financial performance, our financial restatement and the delisting of our common stock from the New York Stock Exchange in 2014. As of May 11, 2017, our common stock closed at a market price per share of $3.83, resulting in more than 42%of our outstanding stock option grants being underwater. We consider our employees and directors a very important part of our efforts to enhance our competitive position and to prepare for future success. Many of our employees and directors have skills and experience that they have developed over a long period of time and would be difficult and costly to replace. In addition, in considering participation in the Stock Option Exchange Program, we have decided to include senior management and directors. We believe that this is appropriate due to the new roles with expanded responsibilities that certain of these executives have recently assumed in the Company and that having all members of management with the same economic motivation will create cohesion and a shared focus. We are including directors that hold options in the Stock Option Exchange Program because in exchange for their board service they have received options as our common stock price was in decline, and these options remain underwater due to their limited time on our board of directors. We view our directors’ service as helping to create the foundation for future growth.

Exercise prices for stock options outstanding as of May 11, 2017, ranged from $1.93 to $27.08 and the closing market price of our common stock was $3.83 on that date. As a result, the current situation provides a considerable challenge to maintaining employee satisfaction and motivation, as well as creates impediments to the retention of highly valued employees until a recovery of our stock price commences. The Stock Option Exchange Program would help to address both of these concerns and reinvigorate a culture based, in part, on employee stock ownership.

In addition, successful execution of the Stock Option Exchange Program would significantly reduce our “issued overhang” (equity awards outstanding but not exercised, divided by total common shares outstanding). Underwater stock option awards have little or no retention value but remain in issued overhang until they are exercised, expire, or are cancelled. Our issued overhang on May 11, 2017 was approximately 23% (24,244,481 equity awards outstanding, divided by 105,019,975 total common shares outstanding). Under the Stock Option Exchange Program, we expect that a reduction in our issued overhang will occur, because participating employees and directors will receive fewer new stock options than the number of stock options being surrendered, and surrendered stock options will be cancelled. The exchange ratios of Eligible Options for New Options will be based on the fair value determined under applicable accounting rules shortly before we commence the Offer. The Stock Option Exchange Program is intended to be a value-for-value exchange; in order to obtain a new at-the-money stock option, an employee or director will be required to surrender a higher number of underwater stock options that have value approximately equivalent to the new stock option. The total issued overhang reduction is difficult to estimate and will only be known when the actual exchange is complete.

Lastly, the Stock Option Exchange Program will allow us to make use of expense previously recognized with the original equity awards in our efforts to enhance employee satisfaction, motivation and retention, rather than incur new, additional expenses to achieve the same goal. Generally, when stock options are granted to employees and directors, we bear an expense that reduces our net income. This expense (known as share-based compensation) is calculated at the time a stock option is granted based on the determined value of each stock option when granted. We use the Black-Scholes option pricing model to determine the value of each stock option. As of May 11, 2017, there was approximately $11.7 million in unrecognized compensation costs related to outstanding stock options to be expensed in 2017 and beyond; however, at current stock prices, these outstanding stock option awards are of limited benefit in motivating and retaining our employees and directors. Through the Stock Option Exchange Program, we believe that we can increase the significance of these stock option awards for our employees and directors and provide a more meaningful incentive. We have designed the Option Exchange so that it is not intended to create additional share-based compensation expense; as noted above, this is known as a value-for-value exchange.

4.	Procedures for Tendering Eligible Options
The Offer expires at 11:59 p.m., Central Time on June 12, 2017. Unless we extend the Offer for all Eligible Participants, no exceptions will be made to this deadline. Although we do not currently intend to do so, we may, in our sole discretion, extend the expiration date of the Offer at any time. If we extend the Offer, we will announce the extension and the new expiration date no later than 9:00 a.m., Central Time, on the next business day after the last previously scheduled expiration date. See Section III. 1. for a description of the manner in which Eligible Participants will be notified.

If you want to exchange any of your Eligible Options, you must submit your election before this Offer expires. You must submit your election through Adobe Sign, which is available to everyone free of charge. You will receive an email at your Company email address (or, if you are a director, at the email address that we have on file for you) that announces the beginning of the Offer. You will also receive an email that will contain a link to your personalized election form on Adobe Sign. In order to accept the Offer, you must provide your electronic signature through Adobe Sign prior to the expiration of the Offer, currently scheduled to be 11:59 p.m., Central Time on June 12, 2017.
Responses submitted by any other means, including hand delivery, face-to-face or telephone conversation, email, text message or facsimile, are not permitted.
The proper submission or delivery of all materials, including elections, changes of elections and withdrawals, is your responsibility. Only responses that are complete and actually received by the deadline will be eligible to be accepted. If your election is not received by the Offer expiration time, you will be deemed to have rejected this Offer. We are under no obligation to contact you to confirm your election not to participate.
If you elect to participate in the Offer, you may elect to tender your Eligible Options on a grant-by-grant basis. So, if you elect to tender any Eligible Options granted to you on a particular grant date, you must tender all Eligible Options granted to you for that grant date to the extent not previously exercised. However, you may choose to tender options granted on one grant date but not another grant date.
You do not need to return your stock option agreements relating to any tendered Eligible Options, as they automatically will be cancelled if we accept the Eligible Options that you tender for exchange.
Upon providing your signature through Adobe Sign, a confirmation email will be generated. You should print and save a copy of the confirmation for your records. If you do not receive a confirmation before the expiration date of the Offer, it is your responsibility to confirm that we have received your election and/or any change or withdrawal before the expiration date deadline, currently scheduled to be 11:59 p.m., Central Time on June 12, 2017. You can confirm all submissions submitted through Adobe Sign, by contacting Janella Kaczanko by email at JKaczanko@r1rcm.com or by telephone at (312) 255-7658.
Electing Not to Participate. Participation in the Offer is voluntary, and there are no penalties for electing not to tender any of your Eligible Options. If you do not want to tender your options in the Offer, you do not need to do anything. Only responses that are complete and actually received by the deadline will be eligible to be accepted. If we do not receive a valid election from you by the Offer expiration time, you will be deemed to have rejected this Offer. Any Eligible Options that you do not validly tender will remain outstanding on the same terms and conditions on which they were granted. If we do not receive an election through Adobe Sign or before 11:59 p.m., Central Time, on the expiration date, which is currently scheduled to be June 12, 2017, we will interpret this as your election not to participate in the Offer, and none of your Eligible Option will be exchanged for New Options. We are under no obligation to contact you to confirm your election not to participate.
Determination of Validity: Rejection of Options: Waiver of Defects: No Obligation to Give Notice of Defects. We will determine all questions as to form, validity (including time of receipt), eligibility and acceptance of any tender of Eligible Options. We may reject any or all submissions of Eligible Options that we determine were not properly completed or that we determine are unlawful to accept. Options that are tendered, but do not qualify as Eligible Options, will not be accepted. For example, if your employment or service with the Company terminates during the Offer period, your unvested options will terminate (whether or not they have been tendered) unless your agreements or option documents provide otherwise, and the Company will not accept any tenders of such terminated unvested options. Subject to our rights to extend, terminate and amend the Offer, we expect to accept upon expiration of the Offer all validly tendered Eligible Options that are not properly withdrawn.
If you withdraw a previous election to tender Eligible Options, that withdrawal election may not be revoked after the Offer expires. Neither we nor any other person is obligated to give you notice of any errors in any change of election or withdrawal submitted by you, and no one will be liable for failing to give notice of any errors. We will determine all questions as to the form and validity (including time of receipt) of withdrawals.
We may waive any defect or irregularity in any election with respect to any particular Eligible Options or any particular Eligible Participant. No Eligible Options will be treated as properly tendered until any defects or irregularities that we identify have been cured by the Eligible Participant tendering the Eligible Options or waived by us. Neither we nor any other person are obligated to give notice of receipt of any election or of any defects or irregularities involved in the exchange of any Eligible Options, and no one will be liable for failing to give notice of receipt of any election or any defects or irregularities.
Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties.
Our Acceptance Constitutes an Agreement. Your election to tender your Eligible Options according to the procedures described above will constitute your acceptance of the terms and conditions of the Offer. Our acceptance of your Eligible Options that are properly tendered will form a binding agreement between you and us upon the terms and subject to the conditions of the Offer. When we accept your properly tendered options, such options automatically will be cancelled and rendered null and void, and by tendering your Eligible Options, you irrevocably release all of your rights with respect to the exchanged Eligible Options.

5.	Withdrawal Rights and Change of Elections
If you elect to tender Eligible Options in the Offer and later change your mind, you may change or withdraw your election at any time before the expiration of the Offer provided that you comply with the provisions of this Section III.5. If we extend the Offer, you may change or withdraw your tender of Eligible Options at any time until the extended deadline. You may change your mind as many times as you wish, but you will be bound by the latest received election that is properly completed and received before the expiration of the Offer.
You may change or withdraw a previous election by changing your elections or indicating that you are not electing to exchange any of your Eligible Options and resubmitting the information on your election to participate. Your online election to change or withdraw a previous election must be submitted and received before the expiration deadline of 11:59 p.m. Central Time on June 12, 2017 (or such later date as may apply if the Offer is extended).
In addition, while we currently expect the Offer to expire on June 12, 2017, you may withdraw the Eligible Options you have elected to exchange if we have not accepted those Eligible Options for exchange within forty (40) business days after the commencement of this Offer.

6.	Acceptance of Eligible Options for Exchange; Issuance of New Options
Acceptance. If you are an Eligible Participant and validly tender Eligible Options that you do not withdraw from the Offer before the date the Offer expires, we expect to accept your options. We will cancel such options when we accept them, and you will no longer have any rights with respect to such options.
Timing of Acceptance. Subject to our rights to extend, terminate and amend the Offer before the date the Offer expires and to satisfaction or our waiver of all of the conditions to the Offer, we will accept promptly after the expiration of the Offer all validly tendered Eligible Options that have not been properly withdrawn.
Grant of New Options. We expect to cancel all properly tendered Eligible Options on the day the Offer expires. The New Options will be granted on the day the Offer period closes. For example, the scheduled expiration date of the Offer is June 12, 2017, and we expect to accept and cancel all properly tendered Eligible Options on June 12, 2017. We expect that the grant date for the New Options will be June 12, 2017. If you elect to exchange Eligible Options in the Offer, we will send you a confirmation notice following the expiration of the Offer, reflecting the Eligible Options that you tendered for exchange. All New Options will have an exercise price equal to the fair market value of our common stock on the date the New Options are granted. If the expiration date is extended, then the cancellation date and the New Option grant date would be similarly extended. New Options will be loaded into your Solium Capital Shareworks account and you will be informed when you may login into your Solium Capital Shareworks account to accept your New Options.
Termination of Option Agreements. Upon our acceptance of your Eligible Options that you tender in this Offer, your currently outstanding option agreements relating to the tendered Eligible Options automatically will be cancelled and rendered null and void and you, by tendering your Eligible Options, you will irrevocably release all of your rights thereunder.

7.	Extension of Offer; Termination; Amendment
We may at any time and from time to time extend the period of time during which the Offer is open and thereby delay accepting any Eligible Options tendered for exchange by announcing the extension and giving oral, written or electronic notice of such extension to the Eligible Participants.
Before the expiration date of the Offer, we may postpone our decision of whether or not to accept and cancel any Eligible Options. In order to postpone accepting and canceling, we must announce the postponement and give oral, written or electronic notice of the postponement to the Eligible Participants. Our right to delay accepting Eligible Options is limited by Rule 13e-4(f)(5) under the Securities Exchange Act of 1934 (which we refer to as the “Exchange Act”), which requires us to pay the consideration offered or return the tendered options promptly after we terminate or withdraw the Offer.
Before the expiration date of the Offer, we may terminate the Offer if any of the conditions specified in Section III.9 occurs. In such event, any tendered Eligible Options will continue to be held by the tendering Eligible Participant as if no tender had occurred. We will provide written or electronic notice of any such termination to all Eligible Participant holding Eligible Options.
As long as we comply with applicable law, we reserve the right to amend the Offer in any respect, including by changing the number or type of options eligible to be exchanged in the Offer. If we extend the length of time during which the Offer is open, such extension will be announced no later than 9:00 a.m., Central Time, on the next business day after the last previously scheduled or announced time for expiration of the Offer. Any amendment will be disseminated promptly to Eligible Participants in a manner reasonably designed to inform Eligible Participants of such change. Without limiting the manner in which we may choose to disseminate any amendment, except as required by law, we have no obligation to publish, advertise or otherwise communicate any amendment to the Offer other than to Eligible Participants.
If we materially change the terms of the Offer or the information about the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period the Offer must remain open following material changes in the terms of the Offer or information about the Offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. We will notify Eligible Participants if we decide to take any of the following actions:

•	reset the exchange ratio for your Eligible Options (whether through an increase or decrease of such ratio);

•	change the number or type of options eligible to be tendered in the Offer; or

•
increase the number of options eligible for tender in the Offer by an amount that exceeds 2% of the number of common shares issuable upon exercise of the options eligible for tender in the Offer immediately before the increase.

If the Offer is scheduled to expire within ten (10) business days from the date we notify you of such an increase, decrease or change, we will also extend the Offer to remain open for at least ten (10) business days from the date of the notice.

8.	Material U.S. Federal Income Tax Consequences
The following summarizes the material U.S. federal income tax consequences of the Offer to you. Please note that the following is only a summary of the material U.S. federal income tax laws and regulations that apply to the Offer and does not address all possible tax aspects of transactions that may arise in connection with the Offer, including foreign, state or local tax consequences. The tax laws and regulations are complex and are subject to legislative changes. In addition, circumstances unique to certain individuals may change the usual income tax results.
We believe the exchange of Eligible Options for New Options pursuant to the Offer should not be treated as a taxable event in the U.S., and no income should be recognized for U.S. federal income tax purposes by us or the Eligible Participants upon the issuance of the New Options. However, the Internal Revenue Service is not precluded from adopting a contrary position, and the law and regulations themselves are subject to change. For those Eligible Participants subject to tax in certain countries, you may be subject to tax as a result of the exchange of Eligible Options for New Options.
Because the New Options issued in the Offer will be U.S. nonqualified stock options, upon exercise of the New Options, the Eligible Participants will recognize ordinary income equal to the excess, if any, of the fair market value of the purchased shares on the exercise date over the exercise price paid for those shares. If the Eligible Participant is an employee subject to U.S. income taxes at the time of exercise of the New Options, the ordinary income will be subject to applicable tax withholding. Upon disposition of the stock, the Eligible Participant will recognize a capital gain or loss (which will be long- or short-term depending upon whether the stock was held for more than one year) equal to the difference between the selling price and the sum of the amount paid for the stock plus any amount recognized as ordinary income upon acquisition of the stock. All holders of Eligible Options are urged to consult their own tax advisors regarding the tax treatment of participating in the Offer under all applicable laws prior to participating in the Offer.
Our grant of a stock option will have no tax consequences to us. However, we generally will be entitled to a business expense deduction upon the exercise of a nonqualified stock option in an amount equal to the amount of ordinary compensation income attributable to an Eligible Participant upon exercise. We have also made every effort to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) by granting New Options with exercise prices at or above fair market value on the grant date in exchange for Eligible Options. Section 409A of the Code is very complex and subject to change by the IRS. Eligible Participants should seek advice based on their particular circumstances from an independent tax advisor.
We will withhold all required local, state, federal, foreign, income and other taxes and any other amount required to be withheld by any governmental authority or law with respect to income recognized upon the exercise of a nonstatutory stock option by an Eligible Participant who has been employed by us. We will require any such Eligible Participant to make arrangements to satisfy this withholding obligation prior to the delivery or transfer of any of our common shares.
There may be additional state or local tax imposed as a result of the Offer or your participation in the Offer, and those consequences may vary based on where you live. You should consult with a tax advisor to determine the specific tax considerations and tax consequences relevant to your participation in this Offer.

9.	Conditions to Completion of the Offer
We will not be required to accept any Eligible Options tendered for exchange if any of the events described below occurs. We may terminate or amend this Offer, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, or postpone our acceptance and cancellation of any Eligible Options tendered for exchange, if at any time on or after May 12, 2017 and on or before the date the Offer expires:

(a)    there shall have been instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that challenges the making of this Offer or the acquisition of some or all of the Eligible Options tendered for exchange pursuant to this Offer;
(b)    there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this Offer or us, by any court or any government or governmental, regulatory or administrative agency, authority or tribunal that would:
(i)    make the acceptance for exchange or the exchange of some or all of the Eligible Options elected for tender illegal or otherwise restrict or prohibit consummation of this Offer; or
(ii)    delay or restrict our ability, or render us unable, to accept for exchange or to exchange some or all of the Eligible Options tendered for exchange;
(c)    there shall have occurred:
(i)    any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;
(ii)    the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;
(iii)    the commencement, continuation or escalation of a war or other national or international calamity directly or indirectly involving the United States, which could reasonably be expected to affect materially or adversely, or to delay materially, the completion of this offer;
(iv)    any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, might affect the extension of credit by banks or other lending institutions in the United States;
(v)    in our reasonable judgment, any extraordinary or material adverse change in United States financial markets generally;
(vi)    if any of the situations described above existed at the time of commencement of this offer and that situation, in our reasonable judgment, deteriorates materially after commencement of this offer;
(vii)    any change in the aggregate fair values of all Eligible Options and the aggregate fair value of New Options (assuming for purposes of both valuations that all Eligible Options are tendered) on the expiration date of the Offer that the Company determines in good faith would result in greater than $3 million of incremental compensation expense for the Company (as calculated according to U.S. GAAP); or
(viii)    any decline in either the Dow Jones Industrial Average or the Standard and Poor’s Index of 500 Companies by an amount greater than 10% measured during any time period after the close of business on May 11, 2017;
(d)    a tender or exchange offer with respect to some or all of our common shares, or a merger or acquisition proposal for us, shall have been announced or made by another person or entity or shall have been disclosed, or we shall have learned that:
(i)    any person, entity or group within the meaning of Section 13(d)(3) of the Exchange Act, shall have acquired more than 5% of our outstanding shares of common stock,

other than a person, entity or group that had publicly disclosed such ownership with the SEC prior to the date of commencement of this offer;
(ii)    any such person, entity or group that had publicly disclosed such ownership prior to such date will acquire additional common stock constituting more than 1% of our outstanding shares;
(iii)    any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or made a public announcement reflecting an intent to acquire us or any of the assets or securities of us; or
(iv)    any new group will have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with this offer or with such acceptance for exchange of Eligible Options;
(e)    if the closing price of our common stock on the expiration date of the Offer is more than $0.50 below the closing price of our common stock on May 11, 2017, which is the date that we determined the exchange ratios.
These conditions are for our benefit. We may assert them at our discretion regardless of the circumstances giving rise to them before the expiration of the Offer. We may waive them at any time and from time to time before the expiration of the Offer in our discretion. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights, except that it will be deemed a waiver with respect to the particular facts and circumstances at issue. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances.

10.	Price Range of Common Shares Underlying Eligible Options
The following table presents the high and low closing prices per share of our common shares for the periods indicated as reported by the OTC Markets Group, Inc. (prior to March 15, 2017) and NASDAQ (beginning March 15, 2017):

	High	Low
Fiscal 2014
Quarter Ended:
March 31, 2014	$9.73	$7.90
June 30, 2014	9.45	7.15
September 30, 2014	9.27	7.76
December 31, 2014	9.10	6.86
Fiscal 2015
Quarter Ended:
March 31, 2015	6.55	5.70
June 30, 2015	5.94	5.29
September 30, 2015	5.51	2.31
December 31, 2015	3.25	1.94
Fiscal 2016
Quarter Ended:
March 31, 2016	3.20	2.40
June 30, 2016	2.53	1.74
September 30, 2016	2.52	1.50
December 31, 2016	2.42	2.15
Fiscal 2017
Quarter Ended:
March 31, 2017	3.09	2.14
June 30, 2017 (through May 11, 2017)	3.98	3.08

On May 11, 2017, the closing price of our common stock was $3.83 per share.
You should obtain current market prices for our common shares before you decide whether to tender your Eligible Options.

11.	Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Eligible Options
A list of our current directors and executive officers as of May 11, 2017 is attached to this Offer to Exchange as Schedule A. The following table shows the number of common shares subject to Eligible Options held as of May 11, 2017 by our current executive officers and directors who are eligible to participate in the Offer:

Name	Position	Number of Common Shares Subject to Eligible Options	Weighted Average Exercise Price of the Eligible Options
Joseph G. Flanagan	Director and Chief Executive Officer	800,000	$11.47

Christopher Ricaurte	Chief Financial Officer	231,875	$8.87

Steven J. Shulman	Director	103,174	$10.38

Alex J. Mandl	Director	130,490	$9.08

Charles J. Ditkoff	Director	193,237	$5.41
Because participation in the Offer is voluntary and the exchange ratios will not be determined until shortly before commencement of the Offer, the benefits or amounts that will be received by any Eligible Participant are not currently determinable.
As of May 11, 2017, our executive officers and directors (11 persons) as a group held unexercised and outstanding compensatory stock options to purchase a total of 5,909,671 shares of our common stock, which represented approximately 29% of the shares subject to all options outstanding under all of our plans as of that date. The following table sets forth the beneficial ownership of each of our current executive officers and directors of options outstanding as of May 11, 2017. The percentages in the tables below are based on the total number of outstanding options (i.e., whether or not eligible for exchange) to purchase our common shares, which was 20,470,880 as of May 11, 2017.

Name	Position	Number of Shares Underlying Outstanding Options	Percentage of Total Shares Underlying Outstanding Options	Weighted Average Exercise Price of the Outstanding Options
Charles J. Ditkoff	Director	193,237	1%	$5.41
Michael C. Feiner	Director	-	-	N/A
Joseph G. Flanagan	Director and Chief Executive Officer	2,434,780	12%	$5.37
John B. Henneman III	Director	460,404	2%	$2.57
Joseph R. Impicciche	Director	-	-	N/A
Alex J. Mandl	Director	238,377	1%	$6.14
Neal Moszkowski	Director	-	-	N/A
Christopher Ricaurte	Chief Financial Officer	844,919	4%	$4.19
Ian Sacks	Director	-	-	N/A
Steven J. Shulman	Director	1,737,954	8%	$2.83
Anthony J. Speranzo	Director	-	-	N/A
To the best of our knowledge, except as otherwise described in our filings with the SEC, no directors or executive officers, nor any affiliates or subsidiaries of ours, were engaged in transactions involving options to purchase our common shares or in transactions involving our common shares during the past sixty days before and including May 11, 2017.
Except as otherwise described in the Offer to Exchange or in our filings with the SEC, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and other than outstanding stock options and other stock awards granted from time to time to our executive officers and directors under our equity incentive plans, neither we nor, to the best of our knowledge, any of our executive officers or directors is a party to any agreement, arrangement or understanding with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, .guarantees against loss or the giving or withholding of proxies, consents or authorizations.

12.	Status of Eligible Options Acquired by Us in the Offer; Accounting Consequences of the Offer
All stock options surrendered as part of the Option Exchange will be cancelled upon completion of the exchange offer and, in accordance with the terms of our Second A&R 2010 Plan, all cancelled stock options originally issued under any Company stock option plan will be available for future issuances.

R1 follows the provisions of Accounting Standards Codification Topic 718 - Stock Compensation, which requires employee and director equity awards to be accounted for under the fair value method. This Stock Option Exchange Program is intended to be “cost neutral” from an accounting standpoint. Thus, we will establish exchange ratios with the intent not to generate incremental share-based compensation expense for the Company. To be cost neutral, the value of the Eligible Options as calculated immediately prior to their surrender must be at least equal to the value of the New Options received by employees and directors in the Stock Option Exchange Program. We use the Black-Scholes option pricing model to estimate the fair value of all stock options granted to employees and directors, and expect to use that same model in valuing the stock options that are part of the Stock Option Exchange Program. The exchange ratios will be established just prior to commencement of the Offer. Therefore, some risk of incremental compensation does exist if there are fluctuations in the Company’s common stock price or other key inputs to the Black-Scholes option pricing model between the date the exchange ratios are established and the commencement of the Offer. Any unrecognized compensation expense from the surrendered stock options will be recognized prior to the end of the service period of the new stock options received in the Stock Option Exchange Program. Incremental compensation cost, if any, associated with the New Options under the Stock Option Exchange Program will be recognized over the service period of the new awards. Compensation cost for stock options forfeited due to employees or directors not meeting the applicable service requirements will not be recognized.

13.	Legal Matters; Regulatory Approvals
We are not aware of any license or regulatory permit material to our business that might be adversely affected by the Offer, or of any approval or other action by any governmental, administrative or regulatory authority or agency that is required for the acquisition or ownership of the Eligible Options as described in the Offer. If any other approval or action should be required, we presently intend to seek the approval or endeavor to take the action. This could require us to delay the acceptance of, and payment for, Eligible Options returned to us. We cannot assure you that we would be able to obtain any required approval or take any other required action. Our failure to obtain any required approval or take any required action might result in harm to our business. Our obligation under the Offer to accept tendered options is subject to the conditions described in Section III.9.

14.	Fees and Expenses
We will not pay any fees or commissions to any broker, dealer or other person for asking Eligible Participants to tender Eligible Options under the Offer.

15.	Source and Amount of Consideration
Source of Consideration. The New Options issued in exchange for Eligible Options will be issued under the Second A&R 2010 Plan. A copy of the Second A&R 2010 Plan was filed as Exhibit 10.1 to our Current Report on Form 8-K filed with the SEC on December 12, 2016. You can also obtain a copy of the Second A&R 2010 Plan without charge by contacting our Investor Relations department at 401 North Michigan Ave, Suite 2700, Chicago, IL 60611, Attention: Atif Rahim. As of May 11, 2017, Eligible Options to purchase approximately 4,617,513 shares of our common stock were outstanding and held by Eligible Participants. The Second A&R 2010 Plan increased the number of shares authorized for issuance under the Company’s Amended and Restated 2010 Stock Incentive Plan by 17 million shares.
Amount of Consideration. The Stock Option Exchange Program is not a one-for-one exchange. Eligible Participants surrendering outstanding Eligible Options will receive fewer New Options. The New Options will be unvested at grant and once vested, will be exercisable for a lesser number of common shares, but which have approximately the same fair value as the options surrendered.

16.	Information Concerning the Company
We are a leading provider of revenue cycle management services and physician advisory services to healthcare providers. We help healthcare providers generate sustainable improvements in their operating margins and cash flows while also enhancing patient, physician and staff satisfaction for our customers.
Our principal executive offices are located at 401 North Michigan Ave, Suite 2700, Chicago, IL 60611 and our telephone number is (312) 324-7820. Requests for additional copies of this Offer to Exchange and the other offer documents should be directed to: 401 North Michigan Ave, Suite 2700, Chicago, IL 60611, Attention: Atif Rahim.

17.	Corporate Plans, Proposals and Negotiations
The Company continually evaluates and explores strategic opportunities as they arise, including business combination transactions, strategic relationships, purchases and sales of assets and similar transactions. At any given time, we may be engaged in discussions or negotiations with respect to various corporate transactions or with respect to changes in existing strategic relationships. We also may from time to time, engage in repurchases of our outstanding common stock in either open market or privately negotiated transactions or may engage in issuances of our common shares or other capital raising transactions, depending on market conditions and other relevant factors. In addition, at any given time, we may also be engaged in discussions or negotiations with potential candidates for management or board of director positions with the Company or with existing members of management for changes in positions, responsibilities or compensation. The Company also enters into agreements for the purchase and sale of products and services, engages in purchases and sales of assets and incurs indebtedness from time to time in the ordinary course of business.
At our 2016 Annual Meeting, our stockholders approved a proposal to amend our Restated Certificate of Incorporation to effect a reverse stock split of the outstanding shares of our common stock. If the reverse stock split is effected, all outstanding options will be proportionately reduced in the same ratio as the reduction in the number of shares of outstanding common stock and, correspondingly, the per share exercise price of such options will be increased in direct proportion to the reverse stock split ratio selected by our board of directors, such that the aggregate dollar amount payable for the purchase of the shares subject to the options will remain unchanged.
Subject to the foregoing and except as otherwise disclosed in this Offer to Exchange or in the Company’s filings with the SEC, we have no present plans, proposals or negotiations that relate to or would result in:

•	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend policy, or our indebtedness or capitalization;

•	any other material change in our corporate structure or business;

•	any other changes to the present board of directors or management of the Company;

•	the acquisition by any person of any additional securities of the Company or the disposition of any of our securities; or

•
any changes in our Restated Certificate of Incorporation, as amended, Amended and Restated Bylaws or other governing instruments or any actions that could impede the acquisition of control of the Company.

18.	Additional Information
With respect to the Offer, we have filed a Tender Offer Statement on Schedule TO with the SEC on May 12, 2017, of which this document is a part. This document does not contain all of the information contained in the Schedule TO and the exhibits to the Schedule TO. You should review the Schedule TO, including the exhibits, before making a decision on whether to participate in the Offer.
We also recommend that, in addition to this document, you review the following materials, which we have filed with the SEC and are incorporating by reference into this document, before making a decision on whether to participate in the Offer:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on March 1, 2017, and its amendment filed with the SEC on May 1, 2017;

•	the Definitive Proxy Statement for our 2016 Annual Meeting, filed with the SEC on November 3, 2016;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, filed with the SEC on May 9, 2017;

•
our Current Reports on Form 8-K (in each case, other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on January 5, 2017, January 10, 2017, March 1, 2017, March 13, 2017 and May 9, 2017 (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, including any exhibits included with such information, unless otherwise indicated therein); and

•
the description of our common stock set forth under the caption “Description of Capital Stock” in the Company’s registration statement on Form S-1, filed with the SEC on May 4, 2010, File No. 333-162186, together with any amendment or report filed with the SEC for the purpose of updating such description.

You also may want to review the filings we make with the SEC after the date of this Offer to Exchange.
The filings listed above and our other reports, registration statements, proxy statements and other SEC filings can be inspected and copied at the reference facilities maintained by the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these documents from this office upon the payment of the fees prescribed by the SEC. You may obtain information on the operation of the public reference rooms by calling the SEC at 800-732-0330. These filings are also available to the public on the website of the SEC at http://www.sec.gov and on the investor page of our website at http://ir.r1rcm.com/.
We will also provide, without charge, to any Eligible Participant holding Eligible Options, upon the request of any such person, a copy of any or all of the documents to which we have referred you, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). You may make such a request by writing to our Investor Relations department at 401 North Michigan Ave, Suite 2700, Chicago, IL 60611, Attention: Atif Rahim.
The financial information, including financial statements and the notes thereto, included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 are incorporated herein by reference. Section III.19 below includes a summary of our financial information from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and our Annual Report on Form 10-K for our fiscal year ended December 31, 2016. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions above.
The information contained in this Offer to Exchange should be read together with the information contained in the documents to which we have referred you in this Offer to Exchange.

19.	Financial Information
Financial Information. We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, which are incorporated herein by reference. The selected consolidated statements of earnings data for the fiscal years ended December 31, 2016 and December 31, 2015 and the selected consolidated balance sheet data as of December 31, 2016 and December 31, 2015 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. The selected consolidated statement of earnings data for the quarters ended March 31, 2017 and March 31, 2016 and the selected consolidated balance sheet data as of March 31, 2017 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

Summary Consolidated Statements of Operations and Balance Sheets:

	Fiscal Year Ended		Three Months Ended	Three Months Ended
	Dec. 31, 2016	Dec. 31, 2015	March 31, 2017	March 31, 2016
	(amounts in thousands, except per share data)		(amounts in millions, except per share data)
Consolidated Statements of Earnings:
Net services revenue	$592,557	$117,239	$86.9	$352.2
Income (loss) from operations	297,901	(136,044)	(8.50)	278.7
Net income (loss)	177,071	(84,256)	(8.30)	167.4
Net income (loss) per common share:
Basic	$0.65	$(0.87)	$(0.12)	$0.85
Diluted	$0.65	$(0.87)	$(0.12)	$0.85
Weighted average shares used in calculating net income (loss) per common share:
Basic	100,160,206	96,806,885	101,364,424	98,289,802
Diluted	100,160,206	96,806,885	101,364,424	98,232,874

	March 31, 2017	Dec. 31, 2016	Dec. 31, 2015
	(amounts in millions)	(amounts in thousands)
Consolidated Balance Sheet
Total current assets	$205.4	$204,614	$126,740
Total assets	350.8	415,059	460,289
Total current liabilities	62.5	135,109	232,627
Total liabilities	83.6	255,800	673,602
Total shareholder's equity (deficit)	91.3	(12,334)	(213,313)

We had a book value per share of $1.14 on March 31, 2017 (calculated using the book value as of March 31, 2017, divided by the number of outstanding shares of our common stock as of March 31, 2017).
The following table sets forth our ratio of earnings to fixed charges for the periods specified:

	Fiscal year ended December 31, 2016	Fiscal year ended December 31, 2015	Three months ended March 31, 2017
Ratio of earnings to fixed charges	161	(65)	(14)
The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges. Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

Additional Information. For more information about us, please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and our other filings made with the SEC. We recommend that you review the materials that we have filed with the SEC before making a decision on whether or not to surrender your Eligible Options for exchange. We will also provide without charge to you, upon request, a copy of any or all of the documents to which we have referred you. See Section III. 18 for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review such reports.

20.	Miscellaneous
We are not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, we will make a good faith effort to comply with such law. If, after such good faith effort, we cannot comply with such law, the Offer will not be made to, nor will options be accepted from the option holders residing in such jurisdiction.
Neither the Company nor its board of directors makes any recommendation as to whether or not you should participate in the Offer. We have not authorized any person to make any recommendation on our behalf as to whether or not you should participate in the Offer. You should rely only on the information contained in this Offer to Exchange or to which we have referred you. We have not authorized anyone to give you any information or to make any representation in connection with the Offer other than the information and representations contained in this Offer to Exchange. If anyone makes any recommendation or representation to you or gives you any information, you must not rely upon that recommendation, representation or information as having been authorized by us.
This transaction has not been approved or disapproved by the SEC, nor has the SEC passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document.
R1 RCM INC.
May 12, 2017

SCHEDULE A
INFORMATION CONCERNING THE EXECUTIVE OFFICERS
AND DIRECTORS OF R1

The directors and executive officers of R1 as of May 11, 2017, are set forth in the following table:

Name	Position
Charles J. Ditkoff	Director
Michael C. Feiner	Director
Joseph G. Flanagan	Director and Chief Executive Officer
John B. Henneman III	Director
Joseph R. Impicciche	Director
Alex J. Mandl	Director
Neal Moszkowski	Director
Christopher Ricaurte	Chief Financial Officer
Ian Sacks	Director
Steven J. Shulman	Director
Anthony J. Speranzo	Director

The address of each executive officer and director is:
R1 RCM Inc.
401 North Michigan Ave, Suite 2700
Chicago, IL 60611

A-1